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Michael J. Willisch
Davis Polk & Wardwell LLP Paseo de la Castellana, 41 28046 Madrid	91 768 9610 tel 91 768 9710 fax michael.willisch@davispolk.com

September 22, 2016

VIA EDGAR

Re:	Banco Bilbao Vizcaya Argentaria, S.A. Form 20-F for the Fiscal Year Ended December 31, 2015 Filed April 6, 2016 File No. 1-10110

Ms. Cecelia Blye

Chief, Office of Global Security Risk

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N. E.

Washington, D.C. 20549

Dear Ms. Blye:

I am writing on Banco Bilbao Vizcaya Argentaria, S.A. (BBVA)’s behalf in connection with the Staff’s review of BBVA’s Form 20-F for the year ended December 31, 2015. BBVA is reviewing internally and with its external auditors and legal advisors the Staff’s comment letter dated September 8, 2016, and currently expects to respond in writing to the Staff’s comments by October 6, 2016.

Please do not hesitate to contact me (tel. no. 011-34-91-768-9610) should you have any questions regarding the foregoing.

Very truly yours,

/s/ Michael J. Willisch

Michael J. Willisch

cc:	Gregorio Pedro Gíl Ortiz – BBVA